UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Progress Software Corporation
(Name of Subject Company (Issuer))
Progress Software Corporation
(Name of Filing Person (Issuer and Offeror))
Options to Purchase Shares of Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
Not applicable
(CUSIP Number of Class of Securities)
Joseph W. Alsop
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730
(781) 280-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Robert W. Sweet, Jr., Esq.
John D. Hancock, Esq.
Foley Hoag llp
155 Seaport Boulevard
Boston, Massachusetts 02210
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$17,875,505	$1,912.68

*	Estimated for purposes of calculating the filing fee only. This amount is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 1,836,887 shares of common stock of Progress Software Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EX-99.A1(A) - Offer to Amend, dated December 22, 2006
EX-99.A1(B) - Announcement of Offer to Amend
EX-99.A1(C) - Letter of Transmittal
EX-99.A1(D)- Withdrawal Form
EX-99.A5(A) - Form of Reminder of Expiration Date
EX-99.A5(B) - Form of Notice of Amendment of Eligible Options & Eligibility for Cash Bonus
EX-99.A5(C) - Form of Option Summary
EX-99.D9 - Form of Option Amendment Agreement, with payment to the Company
EX-99.D10 - Form of Option Amendment Agreement, by non-Employee Directors
EX-99.D11 - Form of Option Amendment Agreement, with cash bonus

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Progress Software Corporation, a Massachusetts corporation (the “Company”), to amend outstanding “Eligible Options” (as defined in the Offer to Amend) held by individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, upon the terms and subject to the conditions set forth in the Offer to Amend, dated December 22, 2006 (the “Offer to Amend”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(C). Each eligible participant in the Offer may elect to amend each of his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, purchasable thereunder and to receive from the Company a special Cash Bonus (as defined in the Offer to Amend), upon the terms and subject to the conditions set forth in the Offer to Amend and in the Letter of Transmittal. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Amend and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is Progress Software Corporation, a Massachusetts corporation, and the address of its principal executive offices is 14 Oak Park, Bedford, Massachusetts 01730. The telephone number of its principal executive offices is (781) 280-4000.
     (b) As of December 15, 2006, Eligible Options to purchase 1,836,887 shares of the Company’s common stock were outstanding. The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment”), Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) and Section 10 (“Amended Eligible Options Will Not Differ From Eligible Options”) is incorporated herein by reference.
     (c) The information set forth under Section 8 (“Price Range of Common Stock Underlying the Options”) in the Offer to Amend is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s business address and telephone number are set forth in Item 2(a) above, which information is incorporated herein by reference. The information set forth under Schedule II (“Directors and Executive Officers of Progress”) and Schedule III (“Beneficial Ownership of Progress Securities by Directors and Executive Officers of Progress”) in the Offer to Amend is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the Offer to Amend on the introductory pages and under the following sections is incorporated herein by reference:
•	“Summary Term Sheet”;

•	Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”);

•	Section 2 (“Purpose of the Offer”);

•	Section 3 (“Status of Eligible Options Not Amended”);

•	Section 4 (“Procedures for Accepting the Offer to Amend Eligible Options”);

•	Section 5 (“Withdrawal Rights”);

•	Section 6 (“Acceptance of Eligible Options for Amendment”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”);

•	Section 10 (“Amended Eligible Options Will Not Differ from Eligible Options”);

•	Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”);

•	Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”);

•	Section 14 (“Legal Matters; Regulatory Approvals”);

•	Section 15 (“Material U.S. Federal Income Tax Consequences”);

•	Section 16 (“Extension of the Offer; Termination; Amendment”); and

•	Section 18 (“Forward-Looking Statements; Miscellaneous”).
     (b) The information set forth under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) in the Offer to Amend is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) in the Offer to Amend is incorporated herein by reference. The 1992 Incentive and Nonqualified Stock Option Plan, the 1994 Stock Incentive Plan, the 1997 Stock Incentive Plan, as amended and restated, the 2002 Nonqualified Stock Plan and the 2004 Inducement Stock Plan pursuant to which the Eligible Options have been granted contain information regarding the subject securities and are Exhibit (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) hereto, respectively, and are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth under Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”), Section 2 (“Purpose of the Offer”), Section 6 (“Acceptance of Eligible Options for Amendment”) and Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”) in the Offer to Amend is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth under Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) and Section 17 (“Fees and Expenses”) in the Offer to Amend is incorporated herein by reference.
     (b) The information set forth under Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) in the Offer to Amend is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) and Schedule III (“Beneficial Ownership of Progress Securities by Directors and Executive Officers of Progress”) in the Offer to Amend is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth under Section 17 (“Fees and Expenses”) in the Offer to Amend is incorporated herein by reference.
Item 10. Financial Statements.
     (a) The information set forth under Section 11 (“Information Concerning Progress”) in the Offer to Amend is incorporated herein by reference. Item 8 (“Financial Statements and

Supplementary Data”) of the Company’s amended Annual Report on Form 10-K/A for its fiscal year ended November 30, 2005 is incorporated herein by reference.
     (b) Not applicable.
Item 11. Additional Information.
     (a) The information set forth under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) in the Offer to Amend is incorporated herein by reference.
     (b) Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Amend, dated December 22, 2006.

(a)(1)(B)	Announcement of Offer to Amend.

(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Withdrawal Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Form of Reminder of Expiration Date.

(a)(5)(B)	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus.

(a)(5)(C)	Form of Option Summary.

(b)	Not applicable.

(d)(1)	Progress Software Corporation 1992 Incentive and Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 1992).

(d)(2)	Progress Software Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 1994).

(d)(3)	Progress Software Corporation 1997 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000).

(d)(4)	Progress Software Corporation 2002 Nonqualified Stock Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002).

(d)(5)	Progress Software Corporation 2004 Inducement Stock Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004).

(d)(6)	Employee Retention and Motivation Agreement executed by each Executive Officer of the Company (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1998).

(d)(7)	First amendment to Employee Retention and Motivation Agreement executed by each Executive Officer of the Company (incorporated by reference to Exhibit 10.10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 1999).

(d)(8)	Letter agreement dated November 15, 2005 with Joseph W. Alsop regarding Fiscal 2005 Stock Option Grant (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of November 15, 2005).

(d)(9)	Form of Option Amendment Agreement, with payment to the Company, executed by certain executive officers of the Company.

(d)(10)	Form of Option Amendment Agreement, with payment to the Company, executed by certain non-employee directors of the Company.

(d)(11)	Form of Option Amendment Agreement, with cash bonus, executed by certain executive officers of the Company.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Progress Software Corporation
By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Date: December 22, 2006

Exhibit Number	Description

(a)(1)(A)	Offer to Amend, dated December 22, 2006.

(a)(1)(B)	Announcement of Offer to Amend.

(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Withdrawal Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Form of Reminder of Expiration Date.

(a)(5)(B)	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus.

(a)(5)(C)	Form of Option Summary.

(b)	Not applicable.

(d)(1)	Progress Software Corporation 1992 Incentive and Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 1992).

(d)(2)	Progress Software Corporation 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 1994).

(d)(3)	Progress Software Corporation 1997 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2000).

(d)(4)	Progress Software Corporation 2002 Nonqualified Stock Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2002).

(d)(5)	Progress Software Corporation 2004 Inducement Stock Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2004).

(d)(6)	Employee Retention and Motivation Agreement executed by each Executive Officer of the Company (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 1998).

Exhibit Number	Description

(d)(7)	First amendment to Employee Retention and Motivation Agreement executed by each Executive Officer of the Company (incorporated by reference to Exhibit 10.10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 1999).

(d)(8)	Letter agreement dated November 15, 2005 with Joseph W. Alsop regarding Fiscal 2005 Stock Option Grant (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated as of November 15, 2005).

(d)(9)	Form of Option Amendment Agreement, with payment to the Company, executed by certain executive officers of the Company.

(d)(10)	Form of Option Amendment Agreement, with payment to the Company, executed by certain non-employee directors of the Company.

(d)(11)	Form of Option Amendment Agreement, with cash bonus, executed by certain executive officers of the Company.

(g)	Not applicable.

(h)	Not applicable.